

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2019

Mr. Jonathan J. Ledecky
Chief Executive Officer
Pivotal Acquisition Corp.
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

> **Re: Pivotal Acquisition Corp.**
> **Amendment No. 1 to Form S-4**
> **Exhibit No. 10.14**
> **Filed July 26, 2019**
> **File No. 333-232238**

Dear Mr. Ledecky:

    We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                                Sincerely,

                                                Division of Corporation Finance

cc: Jeffrey M. Gallant, Esq.
         Graubard Miller